Exhibit 99.(a).(1).(R)

XETA Stock Option Exchange Paper Election Form for [NAME]

Stock Option Exchange Program

Paper Election Form

[NAME]

ADDRESS]

STEP #1:

Your Eligible Options are listed below,

To make your election, check either the “YES” or “NO” box provided below for each Eligible Option grant listed:

Plan
under
which
Eligible
	Option			# of	Status of Eligible
Mark ONE Selection for Each Eligible	were		Exercise	Eligible	Options		Expiration
Stock Option Grant	Granted	Grant Date	Price	Options	Vested	Unvested	Date
☐ YES, I want to exchange this option grant.
☐ NO, do not exchange.

You may modify your election(s) at any time before expiration of the Exchange Program.  The last Election Form properly submitted by you before the expiration deadline of the Exchange Program will supersede any of your previous election(s).

STEP #2:

By electing to surrender my eligible options for exchange, I acknowledge that I have read and agree to the following;

Terms of Agreement

I acknowledge and agree that:

1. I have received a copy of the Offer to Exchange document dated September 17, 2009, and related materials enclosed with Mr. Forrest’s letter to me regarding the Exchange Program.  I have had the opportunity to read all of the terms and conditions of the Exchange Program as described in Offer to Exchange document and related materials.

2. I tender to XETA for exchange the eligible option grant(s) specified in the Table above (the stock option grants marked “YES, I want to exchange this option grant”) and understand that, upon acceptance by XETA, this election form will constitute a binding agreement between XETA and me, unless I validly withdraw this election before the Exchange Program expires.

3. I understand that if I do not mark either “YES, I want to exchange this option grant” or “NO, do not exchange” on the election form next to an option grant listed, or if I do not submit my election form at all, I will be deemed to have chosen NOT to participate in the Exchange program as to such eligible options and I will retain those eligible options according to their existing exercise price, terms, and conditions.

4. I understand that if I validly tender an eligible option grant for exchange, and such eligible option grant is accepted and cancelled, I will lose my rights to purchase any shares under such eligible stock options and I will receive in exchange a lesser of new stock options with a lower exercise price.

5. I understand that any new stock options issued to me in the Exchange Program will have a new three-year vesting schedule, such that 50% of such new stock options will vest upon the first anniversary of the date of grant of the new stock option (expected to be the expiration date of the Exchange Program), another 25% will vest on the second anniversary of the date of grant, and the remaining 25% will vest on the third anniversary of the date of grant.

6. I understand that each new stock option grant will have an exercise price per share equal to the closing price of XETA’s common stock as reported on the NASDAQ Global Market on the date the new stock options are granted.

7. I understand that the new stock options will be granted under the 2000 Stock Option Plan, even if the eligible options I tender for exchange were granted under the 2004 Plan, and that the terms of the 2000 Plan differ in some respects from those of the 2004 Plan (as more fully described in the Offer to Exchange document).

8. I understand that the new stock options will expire six years after their date of grant.

9. I further understand that except for the number of shares, exercise price, vesting schedule and expiration date, and except for the differences described in 6 above if the eligible options I exchange were granted under the 2004 Plan, the new stock option grants will have substantially the same terms and conditions as the eligible option grants cancelled in the Exchange Program.

10.  XETA has advised me to consult with my own legal, accounting and tax advisors as to the consequences of participating or not participating in the Exchange Program, before making any decision whether to participate.

11.  To remain eligible to tender my eligible options for exchange and cancellation pursuant to the Exchange Program, I understand that I must remain employed by XETA through the date that the new stock options are granted.  I understand that if I die or cease providing services to XETA prior to the expiration date of the Exchange Program, XETA will not accept my eligible option grant for exchange and either I or my estate or beneficiaries, as the case may be, will retain my eligible options with their current terms and conditions.

12. I understand that if I cease providing services to XETA before all of the shares represented by the new stock option vest, I will forfeit any unvested portion of my new stock options.

13. I understand that neither the ability to participate in the Exchange Program nor actual participation in the Exchange Program will be construed as a right to continued employment or service with XETA, and that nothing about the Exchange Program changes my current employment status with the Company or assures me of any continued right to employment.

14. I understand that in accordance with Sections 6 and 14 of the Offer to Exchange document, XETA may terminate, modify or amend the Exchange Program and postpone its acceptance and cancellation of any eligible options that I have tendered for exchange. In any such event, I understand that the eligible options tendered for exchange but not accepted will remain in effect with its current terms and conditions.

15. I understand that this election is entirely voluntary, and I am aware that I may change or withdraw my decision to tender my eligible options at any time until the Exchange Program expires.  I understand that my decision to tender my eligible options will become irrevocable at 11:00 p.m., CST, on October 16, 2009, unless the Exchange Program is extended.

16. I hereby sell, assign and transfer to XETA all right, title and interest in and to the eligible stock options that I am tendering as specified in the Table set forth in Step #1 above.

17. I hereby represent and warrant that I have full power and authority to elect to surrender the eligible stock options marked “YES, I want to exchange this option grant” in the table above and that, when and to the extent such eligible stock options are accepted by XETA, such eligible stock options will be free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and such eligible stock options will not be subject to any adverse claims.

18. This Agreement is governed by, and subject to, U.S. federal and Oklahoma state law (without giving effect to principles of conflict of laws), as well as the terms and conditions set forth in the Offer to Exchange document.  For purposes of litigating any dispute that arises under this Agreement, the parties hereby submit to and consent to the exclusive jurisdiction of the State of Oklahoma and agree that such litigation shall be conducted in the courts of Tulsa County, Oklahoma, or the federal courts for the State of Oklahoma, where the Exchange Program is made and/or to be performed.

19. I agree to all of the terms and conditions of the Exchange Program.

STEP #3:

Eligible Employee’s Signature	Date

Eligible Employee’s Name (please print or type)	Eligible Employee’s Phone Number

For this paper Election Form to be effective, it must be COMPLETED, SIGNED AND RECEIVED by XETA before the expiration deadline of 11:00 p.m. Central time on Friday, October 16, 2009 (or such later date as may apply if the Exchange Program is extended),